June 30, 2016

VIA EDGAR

Era Anagnosti

Legal Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wesbanco, Inc.
Registration Statement on Form S-4
Filed June 3, 2016
File No. 333-211833

Dear Ms. Anagnosti:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 23, 2016 regarding the Registration Statement on Form S-4 (File No. 333-211833) filed by Wesbanco, Inc. (“WesBanco”) on June 3, 2016 (the “Form S-4”). Set forth below are the Staff’s comments and our responses.

In connection with this letter, WesBanco is filing an amendment to the Form S-4 (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Proposal No. 1 — Approval of the Merger Agreement, page 33

1.	Please revise the last sentence of the second paragraph of your disclosure to remove the inappropriate limitations on reliance on the representations and warranties contained in the merger agreement, which constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

Ms. Era Anagnosti

Securities and Exchange Commission

June 30, 2016

RESPONSE:

WesBanco respectfully advises the Staff that it has revised the disclosure on page 33 to remove the last sentence of the second paragraph in response to this comment.

Opinion of YCB’s Financial Advisor, page 40

2.	We note your disclosure that WesBanco management provided to KBW, YCB’s financial advisor, certain projected financial information, including:

•	certain assumed WesBanco long-term growth rates, as discussed in the penultimate bullet on page 41; and

•	an assumed 2018 EPS growth rate for WesBanco, as discussed in the first full paragraph on page 50.

Please revise to disclose these projections or provide us an analysis supporting your determination that disclosure of such projections is not material to the analyses performed by KBW in reaching its opinion that the merger consideration was fair from a financial point of view.

RESPONSE:

WesBanco respectfully advises the Staff that it has revised the disclosure beginning on page 51 to include, among other things, the assumed long-term growth rate information provided by WesBanco management to KBW and referred to on pages 41 and 50 which consisted solely of the assumed 2018 EPS growth rate for WesBanco.

Miscellaneous, page 51

3.	Please revise the second paragraph to disclose the amount of fees YCB paid to KBW during the past two years related to the investment banking and financial advisory services KBW and/or its affiliates provided. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

RESPONSE:

WesBanco respectfully advises the Staff that it has revised the second paragraph on page 51 to disclose the amount of fees YCB paid to KBW during the past two years related to the investment banking and financial advisory services KBW and/or its affiliates provided.

Ms. Era Anagnosti

Securities and Exchange Commission

June 30, 2016

Interests of Certain Persons in the Merger, page 51

Employment Agreement Amendments, page 52

4.	Please tell us why you have not filed the following agreements as exhibits to the registration statement:

•	the employment agreement amendments with each of James D. Rickard, Paul A. Chrisco, Kevin J. Cecil and Michael K. Bauer; and

•	the merger payment and restrictive covenant agreement with Bill D. Wright.

Alternatively, please file them with the next amendment.

RESPONSE:

WesBanco respectfully advises the Staff that the employment agreement amendments with each of James D. Rickard, Paul A. Chrisco, Michael K. Bauer and Kevin J. Cecil and the merger payment and restrictive covenant agreement with Bill D. Wright have been filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to Amendment No. 1.

Exhibit 8.1 — Opinion of K&L Gates LLP

Exhibit 8.2 — Opinion of Frost Brown Todd LLC

5.	To the extent that counsel intends to provide a long form opinion, then have each counsel revise their respective opinion to include all material tax consequences of the merger transaction. Otherwise, if the opinions are intended to be provided in short form, then please have counsel revise Exhibits 8.1 and 8.2 to opine that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences” is counsels’ respective opinion. Also please revise your disclosure in the prospectus to state clearly that the discussion in the tax consequences section is counsels’ opinion and remove the assumption in the second full paragraph on page 59 of the registration statement stating that “[t]he remainder of this discussion assumes that the merger will qualify as a ‘reorganization’. . . .”

RESPONSE:

WesBanco respectfully advises the Staff that Exhibits 8.1 and 8.2 have been revised to provide that the discussion in Amendment No. 1 under the heading “Material U.S. Federal Income Tax Consequences of the Merger” is counsels’ opinion. In addition, WesBanco respectfully advises the Staff that it has revised Amendment No. 1 to state that the discussion in the “Material U.S. Federal Income Tax Consequences of the Merger” section is counsels’ opinion and has removed the assumption that the merger will qualify as a reorganization.

Ms. Era Anagnosti

Securities and Exchange Commission

June 30, 2016

Exhibit 8.1 — Opinion of K&L Gates LLP

6.	We note the statement in the penultimate paragraph of the tax opinion that “[e]xcept as may be agreed by [K&L Gates LLP] in writing, the opinions expressed herein are solely for the benefit of the addressee hereof, and may be relied upon solely by such addressee ....” Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF) for further guidance.

RESPONSE:

WesBanco respectfully advises the Staff that Exhibit 8.1 has been revised so that it no longer states or implies that investors are not entitled to rely on the opinion.

Ms. Era Anagnosti

Securities and Exchange Commission

June 30, 2016

*    *    *

In the event that WesBanco requests acceleration of the effective date of the Form S-4, WesBanco acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve WesBanco from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	WesBanco may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WesBanco hopes that the foregoing, and the revisions contained in Amendment No. 1, have been responsive to the Staff’s comments. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 304-234-9000 at your earliest convenience.

Sincerely,

WESBANCO, INC.

By:	/s/ Todd F. Clossin
Todd F. Clossin
President and Chief Executive Officer

cc:     James C. Gardill — Phillips, Gardill, Kaiser & Altmeyer, PLLC

          Paul C. Cancilla — K&L Gates LLP